September 1, 2023

Catherine De Lorenzo

Office of Real Estate & Construction

Division of Corporation Finance

Re:	NileBuilt Corp.
Form 1-A
Filed June 27, 2023
File No. 024-12287

Ms. De Lorenzo:

Please see below for responses to the Division’s letter dated July 24, 2023 regarding the above captioned matter. All questions have been addressed in Amendment No. 1 to the Offering Statement on Form 1-A, filed September 1, 2023 (“Amendment”), as further herein detailed.

Cover Page

1. Your disclosure on the cover page and throughout the filing says that the offering is being made on a “best efforts” basis, and there is no minimum amount and no provision to escrow or return funds to investors if the minimum is not sold. However, you also state that “[t]he Company must raise $250,000.00 before breaking impounds.” Please reconcile these statements.

The line “The Company must raise $250,000.00 before breaking impounds” has been deleted. There is no minimum offering amount.

Summary Information

2. Please revise your disclosure here and throughout your offering statement, including the business section and MD&A, to provide a clear description of the current status of your operations. We note your website indicates that you have acquired properties and commenced operations.

Please see the Amendment for requested edits. The Company has begun operations in that it has formulated its business plan, created policies and procedures for its operation, started hiring employees, performed due diligence on potential upcoming projects, prepared for this offering, entered into the license agreement for its technology, created safety manuals, raised capital, worked towards receiving code approvals, and participated in public relations activities. It has not acquired properties or begun development activities. As to the projects on the Company’s website, all projects but one are potential projects that are being vetted and/or negotiated by the Company, which is now more clearly indicated on the website. For the active project located at 26432 Broken Bit Ln, Laguna Hills, CA, that project is sponsored by NBDH1 LP, which is not owned or managed by the Company, but rather is the test case for the patent pending technology licensed by the Company- NBDH1 operates under a separate license from the licensor of the technology, which has now been disclosed on the Company’s website.

Exhibits

3. In the summary and in the risk factor on page 6, disclose the percentage of your company beneficially owned by your officers reflecting the percentage of pre- and post-offering total voting power held by each person. Disclose in the summary the risks associated with being a controlled corporation.

Please see “Summary” and “Risk Factors” sections of the Amendment for the requested disclosures.

4. Revise the summary to highlight the risk that you have no plans to apply to list the shares on any public trading market before the offer closes, and you may never apply for a listing. Highlight the risk that once investors commit to purchase shares, there may never be a market to sell all or any portion of them.

Please see “Summary- The Company” in the Amendment for added disclosures as above requested.

Dilution

5. Please provide the dilution disclosure required by Item 4 of Part II of Form 1-A or tell us why this disclosure is not necessary.

The disclosure required by Item 4 of Part II of Form 1-A was included in the original filing and remains included in the Amendment.

How to Subscribe

6. Please revise to provide additional information about your investment platform and its operating status. In addition, please disclose the regulatory status of the platform. In this respect, please clarify if the platform is seeking regulatory approval to operate as an ATS or intends to register as a broker-dealer. If applicable, please amend your filing to disclose that the platform is not yet operational, disclose when you expect the platform to be operational, and describe alternative procedures, if any, for investing in your offering.

Please see “Summary” and “Plan of Distribution” for explanation of the status of the Company’s offering page and investment platform.

Please note that in the original 1-A, we mistakenly included the wrong URL. The correct URL for the Company’s offering page is www.nilebuilt.com/investors. It is there that potential investors may view the Company’s landing page for the offering. Within that URL, investors will be able to elect to hit an “invest” button, which will then take them to Issuance’s URL, which merely provides “back-end” functionality for processing subscription and payments. It is not an ATS or broker-dealer, nor is it seeking to be so since its functions are not those of a broker-dealer as set out in the Commission’s proposed exemptive order of October 2020. In particular we note that the investment platform does not solicit potential investors. The information on the Company’s internet offering page, while using the investment platform’s technology, is under the control of the Company and is not presented as a communication by the investment platform. We further note that the investment platform is not operational, although it will be upon qualification by the SEC.

7. With a view toward disclosure, please tell us what information will be made available on your website, Issuance Inc., and your online investment platform, or otherwise.

Please note that the Company’s website at www.nilebuilt.com does and will contain only general information about the Company and its projects. Its offering page at www.nilebuilt.com/investors.com will contain information about this offering, ques to subscribe, and the required disclaimers. The investment platform at www.invest.issuance.com/nilebuilt, which merely provides “back-end” functionality for processing subscription and payments, will contain the final offering circular, as amended or supplemented, and the subscription agreement for investors to review and digitally complete.

The foregoing relationships have been better disclosed in “Summary” and “Plan of Distribution” of the Amendment.

Use of Proceeds

8. We note that you will incur a $15 million annual license fee for use of a structural building system. Please explain why this fee, which appears to be fixed, is decreased if only 25-50% of the maximum shares being offered are sold.

Please see the note we added to “Use of Proceeds” in the Amendment where we added clarification that the license agreement has been amended to defer partial payment of the annual license fee until sufficient capital has been raised through the offering.

Description of Business

9. With respect to your patents, licensed patents and patent applications, please describe their duration and effect, type of patent protection, expiration dates and expected expiration dates, and the identification where they are granted or pending.

Please see “Description of Business” of the Amendment for the added disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

10. Please revise to provide further detail regarding your plan of operation for the 12 months following the commencement of the offering, including a statement indicating whether the proceeds from the offering will satisfy your cash requirements or whether you anticipate needing to raise additional funds in the next six months to implement the plan of operations. Refer to Item 9(c) of Part II of Form 1-A.

Please see added section “Management’s Discussion… - Plan of Operations” for the requested added disclosures.

Directors, Executive Officers, and Significant Employees

11. Please reconcile the information available on your website about each of your executive officers with the information in the offering circular.

The Company’s website has been updated to match the information in the Amendment.

Note 8. Subsequent Events

12. Please discuss the issuance of 103,722 shares to investors in your subsequent event note, or tell us why you believe this transaction is not material for disclosure in the notes to financial statements.

The Company has been advised by its auditor that it would be inappropriate to include in the subsequent events note any event that occurred after the date of the auditor letter. The auditor has indicated that the only events that should be included are those that occurred after the date of the audited balance sheet but before the date of the auditor letter. Thus, the Company has not included the share issuance in the subsequent events note in the Amendment. However, the Company believes that investor interests are none the less protected since such issuances are otherwise disclosed within the offering statement.

Exhibits

13. On page 6, you state that the exclusive forum provision contained in the Subscription Agreement does not apply to claims under Exchange Act. However, your agreement filed as Exhibit 4.1 does not include this limitation. Additionally, on page 8, you state that the waiver of jury trial provision contained in the Subscription Agreement does not apply to claims under the federal securities laws. If the exclusive forum and jury trial provisions do not apply to claims under the Securities Act and/or Exchange Act, please ensure that the governing document states this clearly or tell us how you will inform investors in future filings that the provisions do not apply to any actions arising under the Securities Act and/or Exchange Act.

Please see the updated Subscription Agreement filed with the Amendment addressing the foregoing comment.

14. We note that you have omitted confidential information from Exhibit 6.1. Please file a request for confidential treatment of that information. Refer to CF Disclosure Guidance Topic No. 7.

The Company has requested confidential treatment of the redacted information in accordance with the above comment.

15. Please refile your exhibits in the proper text-searchable format. Please refer to Item 301 of Regulation S-T.

Each exhibit has been refiled in text-searchable format in accordance with the above comment.

General

16. As you do not appear to have identified any specific assets to be purchased with the proceeds, your offering may constitute a blind-pool offering. Please provide us with your analysis regarding the applicability of Industry Guide 5 to your offering. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A.

The Company does not believe it is a blind-pool offering. The Company is not a real estate fund, but rather an operational land developer and builder seeking to capitalize its ongoing operations. Item 7(c) of form 1-A states that all industry guidelines will apply. 7(d) then states that release 6900 will apply to limited partnerships and LLCs, but does not state it will apply to corporations or blind pools that are not LLCs or limited partnerships. Furthermore, release 33-6900 states that it applies to limited partnerships and REITS, of which the company is neither. The release does not state that it applies to blind-pools generally or real estate offerings if offered by a corporation that is not a REIT. CD&I 128.06 was withdrawn in March, 2017 and is now reserved. Thus, the Company does not believe that Guide 5 is applicable to this offering.

17. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.

The Company has noted the Commission’s comment and affirms that is responsible for operating in a manner that exempts it from the Investment Company Act.

18. Your Form 1-A appears to cover securities offered, as well as the same offerees, involved in other offerings being conducted concurrently or around the same time. Please provide a detailed legal analysis as to why you believe these efforts are not part of one integrated offering and address Rule 152 in your response.

The Company initiated an offering under Rule 506(b) of Regulation D on or around April 26, 2023 pursuant to which it was offering shares of common stock for $3.75 per share. As of the filing of its 1-A on June 27, 2023, it had sold approximately 103,722 shares in such offering.

Pursuant to Rule 152, if the safe harbors in paragraph (b) of Rule 152 do not apply, two or more offerings will not be treated as one offering for the purpose of registration or qualifying for an exemption from registration under the Securities Act if, based on the particular facts and circumstances, the issuer can establish that each offering either complies with the registration requirements of the Securities Act, or that an exemption from registration is available for the particular offering.

Here, the Company does not qualify for a safe harbor listed in paragraph B of Rule 152 and, thus, it must establish that each offering is registered or an exemption applies. Neither of the Company’s Reg D offering nor this Reg A offering is registered, so an exemption has to apply to each. For this offering, the Company is relying on Regulation A via submission of its form 1-A. No offerings or sales have been made at this point for such offering and when made, such offers and sales will comply with Reg A. For its Reg D offering, the Company offered shares at $3.75, a price significantly discounted to the price for shares in the Reg A offering. The offerees for the Regulation D offering consisted solely of investors that had previously invested in a company managed by the officers and directors of the Company, NBDH1 LLC, prior to the filing of the 1-A. There was no general solicitation used. Thus, the offerees for the Reg A and Reg D offerings are not the same, as the Reg A offering will be offered through general solicitation to anyone who meets the suitability criteria of Reg A and not just those with a pre-existing relationship with the Company’s management. Additionally, the use of proceeds for the offerings differ. The Reg D was to begin to fund general operations, hiring employees, establishing safety guidelines, PR, lobbying for code adoptions and other predevelopment and land acquisition operations. The Reg A use of proceeds is to substantially to pay for land acquisition and development, licensing fees, ongoing legal, research and development and marketing.

Based on the foregoing, we believe that Regulation D applied for the $3.75 offering and Regulation A applies to this current offering and that the two should not be integrated.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC